Exhibit 99.1

Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2014

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

(The Company’s auditors have not reviewed these Interim Consolidated Financial Statements for the three and six month periods ended June 30, 2014)

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Financial Position
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	June 30, 2014	December 31, 2013

ASSETS
Current
Cash and cash equivalents (Note 3)	$4,235	$8,376
Short-term investments (Note 4)	2,020	2,005
Marketable securities (Note 5)	526	1,328
Other receivables and prepaid expenses	522	532

Total Current Assets	7,303	12,241

Other long-term assets (Note 6)	525	739
Property, plant and equipment (Note 7)	814	860
Exploration and evaluation assets (Note 8)	5,524	5,432

Total Assets	$14,166	$19,272

LIABILITIES
Current
Accounts payable	$580	$917
Accrued and other liabilities	513	707

Total Current Liabilities	1,093	1,624

Decommissioning liability (Note 9)	2,109	1,963

Total Liabilities	3,202	3,587

SHAREHOLDERS' EQUITY
Share capital (Note 10)	92,337	91,823
Reserves (Note 11)	12,544	12,681
Deficit	(93,917)	(88,819)

Total Shareholders’ Equity	10,964	15,685

Total Liabilities and Shareholders’ Equity	$14,166	$19,272
Commitments (Note 16)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CPA, CA”
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Comprehensive Loss
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

t
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Income
Investment income	$28	$6	$64	$18

Expenses
Depreciation	2	2	4	4
Exploration and evaluation (Note 12)	1,610	732	3,215	2,499
Listing and regulatory	16	15	25	30
Management and directors	203	209	431	419
Office and general	160	116	314	275
Professional	69	88	102	122
Project evaluation	-	6	-	11
Shareholder and investor communications	94	88	219	204
Share-based compensation (Note 11 (a))	8	32	20	78
	2,162	1,288	4,330	3,642

Other income (expenses)
Finance costs (Note 9)	(15)	(12)	(30)	(24)
Loss on marketable securities (Note 5)	(922)	(1,459)	(802)	(3,778)
Gain on sale of NSR (note 8)	-	5,545	-	5,545
	(937)	4,074	(832)	1,743

Net income (loss) for the period	(3,071)	2,792	(5,098)	(1,881)

Other comprehensive income (loss)	-	-	-	-

Comprehensive income (loss) for the period	$(3,071)	$2,792	$(5,098)	$(1,881)

Net income (loss) per share - basic and diluted	$(0.02)	$0.02	$(0.03)	$(0.01)

Weighted average number of shares outstanding

Basic	174,341,709	164,031,781	173,704,309	164,031,781
Dilutive effect of stock options and warrants	-	747,986	-	-
Basic and diluted	174,341,709	164,779,767	173,704,309	164,031,781

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Six months ended June 30,
	2014	2013

Operating Activities
Net loss for the period	$(5,098)	$(1,881)
Adjustment for items not involving cash:
Accretion and depreciation	76	85
Loss on marketable securities (Note 5)	802	3,778
Share-based compensation	20	78
Gain on sale of NSR (Note 8)	-	(5,545)
Change in non-cash working capital items:
Other receivables and prepaid expenses	210	66
Accounts payable and accrued liabilities	(508)	(740)
	(4,498)	(4,159)

Financing Activities
Proceeds on exercise of options	357	-
	357	-

Investing Activities
Sale of NSR (Note 8)	-	10,271
Short-term investments	-	5,458
	-	15,729

Net change in cash and cash equivalents	$(4,141)	$11,570

Cash and cash equivalents, beginning of year	$8,376	$224

Net change in cash and cash equivalents	(4,141)	11,570

Cash and cash equivalents, end of period	$4,235	$11,794

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Common shares
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2012	164,031,781	87,250	12,470	(81,908)	17,812
Share-based compensation	-	-	78	-	78
Net loss for the period	-	-	-	(1,881)	(1,881)
Balance, June 30, 2013	164,031,781	87,250	12,548	(83,789)	16,009
Issue of shares at $0.62 per share	6,460,000	4,005	-	-	4,005
Share issuance costs	-	(304)	-	-	(304)
Share purchase warrants	-	(92)	92	-	-
Exercise of options at $0.23 per share	200,000	66	(20)	-	46
Messina Minerals Acquisition	2,132,714	896	-	-	896
Options and warrants converted upon Messina acquisition	-	-	19	-	19
Exploration and evaluation asset acquisition	4,080	2	-	-	2
Share-based compensation	-	-	42	-	42
Net loss for the period	-	-	-	(5,030)	(5,030)
Balance, December 31, 2013	172,828,575	91,823	12,681	(88,819)	15,685
Exercise of options between $0.23 and $0.30 per share	1,513,134	514	(157)	-	357
Share-based compensation	-	-	20	-	20
Net loss for the period	-	-	-	(5,098)	(5,098)
Balance, June 30, 2014	174,341,709	$92,337	$12,544	$(93,917)	$10,964

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating for the ensuing twelve months. These unaudited interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited interim consolidated financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on August 13, 2014.

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These unaudited interim consolidated financial statements are presented in Canadian dollars. These interim consolidated financial statements have been prepared on the basis of IFRS standards that are effective on June 30, 2014. The accounting policies chosen by the Company have been applied consistently to all periods presented.

These unaudited interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full. Prior period comparatives are reclassified to conform to the current period’s presentation.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.           Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
The preparation of interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

i.
Company acquisitions: Identifying a purchase transaction as being a business combination or an asset purchase requires judgment regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances.

ii.
Exploration and evaluation: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

iii.
Decommissioning liability: Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Recording a provision for security deposits is subject to significant judgment as to the amount and timing of the required posting of security (see Note 9).

iv.
Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11.

(d)	IFRS Standards Adopted

IFRIC 21	Levies (1)
(1)	Adopted effective January 1, 2014.

The adoption of this standard did not have a material impact on the consolidated results and financial position of the Company.

(e)	IFRS Standards Issued But Not Yet Effective

IFRS 9	Financial Instruments (1)
IFRS 14	Regulatory Deferral Accounts (3)
IFRS 2 (Amendment)	Share-based Payment (2)
IFRS 3 (Amendment)	Business Combinations (2)
IFRS 8 (Amendment)	Operating Segments (2)
IFRS 13 (Amendment)	Fair Value Measurement (2)
IAS 16 (Amendment)	Property, Plant and Equipment (2)
IAS 19 (Amendment)	Employee Benefits (2)
IAS 24 (Amendment)	Related Party Disclosures (2)
IAS 38 (Amendment)	Intangible Assets (2)
IAS 40 (Amendment)	Investment Property (2)
(1)	To be determined.
(2)	For annual periods beginning on or after July 1, 2014.
(3)	For annual periods beginning on or after January 1, 2016.

The Company anticipates that the application of these standards and amendments on their effective dates will not have a material impact on the consolidated results and financial position of the Company.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.           Cash and Cash Equivalents

The Company’s cash and cash equivalents at June 30, 2014 consisted of cash of $36,000 and cash equivalents of $4,199,000 (December 31, 2013 - cash of $334,000 and cash equivalents of $8,042,000).

4.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At June 30, 2014, short-term investments were valued at $2,020,000 (December 31, 2013 - $2,005,000, earning income at a rate of 1.71%). The market value of these assets is based upon quoted market values and the recorded amounts at June 30, 2014 and December 31, 2013 equal the fair value for these investments.

5.           Marketable Securities

	June 30, 2014			December 31, 2013
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Vatukoula Gold Mines plc	12,573,380	$10,142	$526	12,573,380	$10,142	$1,328
		$10,142	$526		$10,142	$1,328

6.           Other Long-term Assets

As at June 30, 2014, other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2013 - $525,000) and restricted cash equivalents of $nil (December 31, 2013 - $214,000). The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.           Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Acquisition Cost
December 31, 2012	$-	$500	$1,660	$164	$60	$2,384
Additions	40	-	13	-	20	73
December 31, 2013	40	500	1,673	164	80	2,457
Additions	-	-	-	-	-	-
June 30, 2014	40	$500	$1,673	$164	$80	$2,457

Accumulated Depreciation
December 31, 2012	$-	$-	$1,280	$133	$60	$1,473
Depreciation charge	-	-	116	8	-	124
December 31, 2013	-	-	1,396	141	60	1,597
Depreciation charge	-	-	42	3	1	46
June 30, 2014	$-	$-	$1,438	$144	$61	$1,643

Net Book Value
December 31, 2012	$-	$500	$380	$31	$-	$911
December 31, 2013	40	500	277	23	20	860
June 30, 2014	40	500	235	20	19	814

8.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

In May 2013, the Company sold a 1.2% net smelter returns royalty (“NSR”) on the Prairie Creek Mine for net proceeds of $10,271,000 to Sandstorm Metals & Energy Ltd. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine exploration and evaluation asset to $nil during the second quarter of 2013 and recognized a gain of $5,439,000 on the consolidated statement of income or loss. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

	June 30, 2014	December 31, 2013
Prairie Creek Mine	$116	$-
Messina properties	1,300	1,324
Paragon properties	4,108	4,108
	$5,524	$5,432

The Company has incurred historical exploration and evaluation costs of $64,046,000 on the Prairie Creek Mine asset and $1,770,000 on exploration properties in central Newfoundland (see Note 12) and has expensed these costs pursuant to its accounting policy.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.           Decommissioning Liability

Reclamation and closure costs have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 11 years. These reclamation and closure costs have been measured at the best estimate based on the net present value of future cash expenditures. These reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 8). The accretion expense is included in finance costs on the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning liability of the Prairie Creek site, as it currently exists, is $2,961,000 (December 31, 2013 - $2,961,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2029. The discounted decommissioning liability is calculated using a risk free rate of 2.68% per annum (December 31, 2013 – 3.13%).

	June 30, 2014	December 31, 2013
Balance – beginning of year	$1,963	$2,148
Accretion expense	30	49
Change in estimates (1)	116	(234)
Balance – end of period	$2,109	$1,963

(1) The change in estimates represents the increase (decrease) in present value of the decommissioning liability and results in an offsetting addition (deduction) to the carrying value of the corresponding exploration and evaluation asset (see note 8) until the corresponding asset is reduced to nil, after which a decrease in the present value is recognised as a gain in the income statement.

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for mine site care and maintenance purposes only and establishes the Company's current responsibility for abandonment and restoration in accordance with an abandonment and restoration plan attached as a schedule to the surface lease. The Company has applied to the Minister of Aboriginal Affairs and Northern Development Canada for a new lease for production to replace the existing care and maintenance surface lease.

In September 2013, the Company was issued with the Type “A” Water Licence MV2008L2-002 by the Mackenzie Valley Water Board (“MVLWB”). The Type “A” Water Licence is valid for a term of seven years and entitles Canadian Zinc to use water, dewater the underground mine for the purposes of mining and to dispose of waste for mining and milling. The Licence is subject to numerous conditions, including the requirement to post and maintain security, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada totalling $13.07 million on a schedule of $3 million within ninety days of the effective date of the licence, $5 million prior to extracting waste rock from the underground mine and $5.07 million prior to commencing milling.

In June 2013, the MVLWB issued Land Use Permit MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site. This permit which is valid for a term of five years, with an optional two year extension, is subject to numerous conditions including the requirement to deposit, in stages, with the Minister of Aboriginal Affairs and Northern Development Canada totalling $4 million on a schedule of $3 million within ninety days of the issue of the permit and $1 million prior to the commencement of construction upgrades to the mill.

In June and December 2013, the Company filed requests with the MVLWB for amendments to the timing schedules of the various security deposits to be provided to the Minister of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the site and cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease.

The Company also holds various land use permits, water licences and construction permits from the MVLWB and Parks Canada with the requirement to post security for future reclamation in the total amount of $3.33 million, to be posted prior to construction of infrastructure or commencement of operations. The Company has previously posted reclamation security deposits in support of current reclamation obligations in the amount of $525,000 (see Note 6).

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.           Share Capital

Authorized: Unlimited common shares with no par value (2013 – unlimited).

Issued and outstanding: 174,341,709 common shares (December 31, 2013 – 172,828,575).

(a)	During the period ended June 30, 2014

i.	1,513,134 stock options were exercised at prices of $0.23 and $0.30 per common share for proceeds of $357,000.

(b)	During the year ended December 31, 2013

i.
On August 20, 2013, the Company issued by way of a bought deal private placement 6,460,000 flow-through shares on a brokered basis at $0.62 per share, for aggregate gross proceeds of $4,005,000. The agent to the private placement was paid a commission of 5% of the gross proceeds from the offering and received broker’s warrants to acquire 387,600 non-flow-through shares at any time until February 20, 2015 at a price of $0.63 per share. Net proceeds from the issuance were $3,701,000 after issuance costs comprised of the agent’s commission of $200,000 and other issuance costs of $104,000. The Company also recognized non-cash costs for the fair value of the broker’s warrants granted of $92,000.

ii.	200,000 stock options were exercised at a price of $0.23 per common share for proceeds of $46,000.

iii.	On September 16, 2013, the Company issued 4,080 common shares valued at $2,000 and $13,000 in cash pursuant to an agreement by Paragon Minerals Corporation to acquire an exploration property.

iv.
On December 20, 2013, the Company acquired Messina Minerals Inc. and issued 2,132,714 common shares valued at $896,000 based on the Company’s closing market price on December 31, 2013 of $0.42 per share in exchange for all outstanding Messina shares that the Company did not already own.

11.           Reserves

(a)	Stock Options

At June 30, 2014, there were 5,734,600 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

At the Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new incentive stock option plan (the “2012 Plan“). The 2012 Plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”), which is a 10% rolling stock option plan, but the 4,460,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2012 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000. Under the 2012 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding Common Shares of the Company. The Company, as of June 30, 2014, has not made any grants of Restricted Share Units within the RSU Plan nor has it made any grants of Deferred Share Units within the DSU Plan.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(a)	Stock Options (continued)

A summary of the Company’s options at June 30, 2014 and December 31, 2013 and the changes for the periods then ended is presented below:

	Six months ended June 30, 2014		Year ended December 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,247,734	$0.42	7,605,533	$0.46
Exercised	(1,513,134)	0.24	(200,000)	0.23
Converted	-	-	138,134	0.30
Expired	-	-	(258,433)	1.62
Forfeited	-	-	(37,500)	0.46
Outstanding, end of period	5,734,600	$0.47	7,247,734	$0.42

As at June 30, 2014, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 1.29 years, to purchase an aggregate 5,734,600 common shares, of which 5,507,100 were exercisable as at that date, as follows:

	Options Outstanding		Options Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
December 31, 2014	40,800	$1.14	40,800	$1.14
May 12, 2015	4,460,000	0.45	4,460,000	0.45
January 27, 2016	300,000	0.71	300,000	0.71
July 4, 2016	23,800	0.81	23,800	0.81
October 3, 2017	910,000	0.46	682,500	0.46
	5,734,600	$0.47	5,507,100	$0.47

For the three and six month periods ended June 30, 2014, the Company recorded share-based compensation charges for stock options granted to directors, officers and employees of $8,000 and $20,000 respectively versus $32,000 and $78,000 respectively for the comparative periods.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(b)	Warrants

As at June 30, 2014, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 0.64 years, to purchase an aggregate 387,600 common shares, as follows:

	Six months ended June 30, 2014		Year ended December 31, 2013
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	8,490,200	$1.00	13,419,693	$0.95
Issued	-	-	387,600	0.63
Converted	-	-	84,745	3.54
Expired	(8,102,600)	1.01	(5,401,838)	0.90
Outstanding, end of period	387,600	$0.63	8,490,200	$1.00

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
February 20, 2015	387,600	$0.63
	387,600	$0.63

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Six months ended June 30, 2014	Year ended December 31, 2013 (2)
Dividend Yield	-	0%
Risk free interest rate	-	1.20%
Expected life	-	1.46 years
Expected volatility (1)	-	67.8%
Weighted average grant date fair value	-	$0.24
(1) Determined based on historical volatility of the Company’s share price. (2) Excludes warrants converted upon Messina acquisition.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(c)	Summary

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2012	1,326	2,594	7,946	604	12,470
Share-based compensation	120	-	-	-	120
Stock options exercised	(20)	-	-	-	(20)
Stock options expired	(25)	-	25	-	-
Broker warrants issued	-	92	-	-	92
Warrants expired	-	(1,104)	1,104	-	-
Messina acquisition	19	-	-	-	19
Balance, December 31, 2013	1,420	1,582	9,075	604	12,681
Share-based compensation	20	-	-	-	20
Stock options exercised	(157)	-	-	-	(157)
Warrants expired	-	(1,491)	1,491	-	-
Balance, June 30, 2014	$1,283	$91	$10,566	$604	$12,544

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Exploration and Evaluation Expenses

For the three and six month periods ended June 30, 2014, the employee wages and benefits included in exploration and evaluation expenses were $269,000 and $377,000 respectively versus $170,000 and $360,000 respectively for the comparative periods.

	Three months ended June 30,		Six months ended June 30,
Prairie Creek Mine	2014	2013	2014	2013
Camp operation and project development	$216	$453	$313	$537
Mine planning and feasibility studies	1,076	18	2,064	1,076
Permitting and environmental	142	161	275	435
	1,434	632	2,652	2,048
Depreciation – mining plant and equipment	21	28	42	57
Total exploration and evaluation expenses	$1,455	$660	$2,694	$2,105
Exploration and evaluation expenses (inception to date), beginning of period	$62,591	$57,869	$61,352	$56,424
Total exploration and evaluation expenses	1,455	660	2,694	2,105
Exploration and evaluation expenses (inception to date), end of period	$64,046	$58,529	$64,046	$58,529

	Three months ended June 30,		Six months ended June 30,
Messina & Paragon Properties	2014	2013	2014	2013
Camp operation and project development	$175	$51	$299	$113
Diamond drilling	(30)	7	212	267
Permitting and environmental	10	14	10	14
Total exploration and evaluation expenses	$155	72	$521	394

Exploration and evaluation expenses (inception to date), beginning of period	$1,615	$410	$1,249	$88
Total exploration and evaluation expenses	155	72	521	394
Exploration and evaluation expenses (inception to date), end of period	$1,770	$482	$1,770	$482

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.           Government Grants

For the three and six month periods ended June 30, 2014, the Company received government grants in the amount of $nil and $nil respectively compared to $nil and $100,000 respectively for the comparative periods and recorded a reduction to the related expense. At December 31, 2013, $106,000 related to amounts owed was included in other receivables and prepaid expenses.

14.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop its Prairie Creek project for the benefit of its shareholders.

15.           Related Party Transactions

For the three and six month periods ended June 30, 2014, the Company incurred rent expense in the amounts of $6,000 and $12,000 respectively with a corporation in which the Chairman of the Company is also a director, versus $6,000 and $12,000 for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At June 30, 2014, $5,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2013 - $2,000).

For the three and six month periods ended June 30, 2014, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $203,000 and $431,000 respectively versus $209,000 and $419,000 respectively for the comparative periods. For the three and six month periods ended June 30, 2014, the Company incurred share-based compensation with officers and directors in the amount of $2,000 and $1,000 respectively versus $3,000 and $8,000 respectively for the comparative periods.

16.           Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2014	$91
2015	161
2016	157
2017	89
2018	-
$498

During the three and six month periods ended June 30, 2014, the Company recognized lease expenses of $58,000 and $105,000 respectively compared to $54,000 and $104,000 respectively for the comparative periods.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
June 30, 2014
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.           Subsequent Events

On July 31, 2014, the Company completed a bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and included Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the ("Underwriters").

The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,200, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,750,920, including 1,974,000 FT Shares issued upon the exercise by the Underwriters of the over-allotment option in respect of the FT Shares. The Underwriters have 30 days from July 31, 2014, during which they may exercise the balance of the over-allotment option to acquire up to 4,285,800 additional Units.

Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

In total, the gross proceeds of the Offering amount to $15,751,000. Following completion of the Offering, Canadian Zinc has 218,047,709 common shares issued and outstanding.